SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

SEC Registration No. 333-43593

LITHIA MOTORS, INC. SALARY REDUCTION PROFIT SHARING PLAN

LITHIA MOTORS, INC. 360 East Jackson Street Medford, OR 97501

LITHIA MOTORS, INC.
SALARY REDUCTION
PROFIT SHARING PLAN

     INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM’S AUDITOR’S REPORT
AND
FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

CONTENTS

Page
INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM’S AUDITOR’S REPORT	1

FINANCIAL STATEMENTS
Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4-8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2006
Schedule H, Line 4I – Schedule of assets (held at end of year)	9

EXHIBIT INDEX
Consent of Independent Registered Public Accounting Firm	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the Lithia Motors, Inc. Salary Reduction Profit Sharing Plan

We have audited the financial statements of the Lithia Motors, Inc. Salary Reduction Profit Sharing Plan (the Plan) as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mohler, Nixon & Williams MOHLER, NIXON & WILLIAMS Accountancy Corporation Campbell, California June 26, 2007

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2006	2005

ASSETS
Investments, at fair value
Registered investment companies	$49,601,922	$38,509,928
Interest-bearing cash	-	6,722,921
Common collective trust	7,203,373	-
Lithia Motors, Inc. Class A Common Stock	5,958,055	4,265,734
Participant loans	3,136,988	2,349,936

	65,900,338	51,848,519

Employer's contribution receivable	1,023,084	1,659,315

	66,923,422	53,507,834

LIABILITIES
Excess participant contributions payable	(119,463)	-

Net assets available for benefits at fair value	66,803,959	53,507,834

Adjustment from fair value to contract value for
fully-benefit responsive investment contracts	218,765	-

NET ASSETS AVAILABLE FOR BENEFITS	$67,022,724	$53,507,834

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2006

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income
Net appreciation in fair value of investments	$5,183,372
Interest and dividends	187,933
Other Income	1,308

5,372,613

Contributions
Employer's	1,028,547
Participants'	11,699,560
Rollovers	2,094,498

14,822,605

20,195,218

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	6,288,138
Administrative expenses	224,043
Transfers to another trust	6,319
Deemed distributed loans	161,828

6,680,328

NET INCREASE	13,514,890

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	53,507,834

End of year	$67,022,724

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of Lithia Motors, Inc. Salary Reduction Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering all eligible employees of Lithia Motors, Inc. and its subsidiaries (the Company) as defined in plan documents. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

Contributions – Each year, the Company contributes to the Plan an amount determined annually by the Company’s senior management. Participants may contribute, under a salary reduction agreement, the maximum allowed by the Internal Revenue Service under Code Section 402(g). Participants direct the investment of contributions into various investment options offered by the Plan. The Plan currently offers various registered investment companies managed by DWS Scudder as well as shares of Class A Common Stock of the Company. On January 4, 2006 investments in The Plan were transferred from Morgan Stanley Trust to DWS Scudder Trust.

Participant Accounts – Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after six years of credited service.

Participant Loans – Participants may borrow from their fund accounts a minimum of $500 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from the investment fund to the participant loan fund. Loan terms range up to five years or up to thirty years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate of prime + 1% (from 5.0% to 10.5% as of December 31, 2006) at the time the loan is issued. Principal and interest are paid ratably through semimonthly payroll deductions.

Forfeited Accounts – Forfeited nonvested accounts at December 31, 2006 and 2005 totaled $172,606 and $112,044, respectively, and are used to reduce future employer contributions. Forfeitures utilized to reduce the employer’s contribution for the year ended December 31, 2006 amounted to $204,393.

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

As required by the FSP AAG INV-1, the Statement of Net Assets Available for Benefits presents the fair value of the Plan’s investment in a common/collective trust which has underlying assets in investment contracts as well as the adjustment of the underlying fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates – The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Shares of registered investment companies and shares of Lithia Motors, Inc. are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment securities are exposed to various risks, such as interest rate, market, and credit risk. It is reasonably possible, given the level of risk associated with investment securities, that changes in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Payment of Benefits – Benefits are recorded when paid.

Administrative Expenses – The Plan sponsor has voluntarily paid for certain administrative expenses of the Plan, and these expenses are not recorded in these financial statements.

NOTE 3 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

NOTE 4 – INCOME TAX STATUS

The Plan obtained its latest determination letter on May 3, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 5 – INVESTMENTS

            The following presents investments that represent 5% or more of Plan net assets.

Morgan Stanley
12/31/2005

Registered investment companies
Morgan Stanley International Fund A	$2,675,355
Morgan Stanley Liquid Asset Fund	$6,722,921
Morgan Stanley S&P 500 Index Fund A	$4,410,688
Van Kampen Aggressive Growth Fund A	$2,673,091
Van Kampen Comstock Fund A	$3,908,747
Calvert Income Fund A	$2,911,009
Eaton Vance World Health Fund A	$2,684,162
Davis New York Venture Fund A	$4,436,108

Lithia Motors, Inc. Common Stock	$4,265,734

DWS Scudder
12/31/2006

Registered investment companies
BR Health SCI Opport Port Fund - A	$3,490,755
AM FNDS Europacific Growth Fund	$4,204,173
Templeton Developing Markets Fund -A	$3,549,717
DWS S&P 500 Index Fund -S	$4,856,077
Growth Fund of America -R3	$4,704,903
DWS Equity Partners Fund -A	$4,841,173
DWS Dreman High Return Equity Fund -A	$4,847,116

DWS Stable Value Fund A	$7,422,138
Lithia Motors, Inc. Common Stock	$5,916,290

For the year ended December 31, 2006, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the period, appreciated in value as follows:

Registered investment companies	$ 5,185,053
Common/Collective Trust	251,514
Lithia Motors, Inc. Common Stock	(253,195)

Total	$ 5,183,372

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 6 – RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	December 31,

	2006	2005

Net assets available for benefits per
the financial statements	$67,022,724	$53,507,834
Employer contributions receivable
not accrued on Schedule H of Form 5500	(1,023,084)	(1,659,315)
Benefits payable accrued on Schedule H of
Form 5500 but not on financial statements	(44,077)
Excess participant contributions payable
not accrued on Schedule H of Form 5500	119,463	-

Net assets available for benefits per
Schedule H of Form 5500	$66,075,026	$51,848,519

The following are reconciliations of employer contributions and distributions per the financial statements for the year ended December 31, 2006 to Schedule H of Form 5500 as the Form 5500 is prepared on a cash basis while the financial statements are prepared on the accrual basis of accounting:

December 31,
2006

Employer contributions per the
financial statements	$1,028,547

Plus employer contributions received
by the Plan not accrued on Schedule H
of Form 5500	1,659,315

Less employer contributions not
received by the Plan and not
accrued on Schedule H of Form 5500	(1,023,084)

Employer contributions per Schedule H
of Form 5500	$1,664,778

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 6 – RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500 (Continued)

	December 31,

	2006	2005

Total distributions per the
financial statements	$6,449,966	$8,566,149

Excess participant contributions payable
not accrued on financial statements	44,077	-

Total distributions per the
Schedule H of Form 5500	$6,494,043	$8,566,149

NOTE 7 – TRANSACTIONS WITH PARTIES-IN-INTEREST AND RELATED PARTIES

Transactions in shares of the Plan Sponsor’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2006, the Plan made purchases of $3,537,395 and sales of $1,591,880 of the Plan Sponsor’s common stock.

Certain Plan investments are managed by DWS Scudder, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

SUPPLEMENTAL SCHEDULE

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
SCHEDULE H, LINE 4I – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 93-0572810 PN 003

		(c) Description of investment including
	(b) Identify of issue, borrower, lessor, or	maturity date, rate of interest,
(a)	similar party	collateral, par, or maturity value	Number of Shares	(d) Cost	(e) Current value

	DWS Stable Value Fund A	Common/Collective Trust	N/A	N/A	$7,422,138
	Amrcent Inflation -ADJ BDN Fund - ADV	Registered Investment Company	113,926	N/A	1,204,203
	Dreyfus Premier SMCP Val Fund -A	Registered Investment Company	50,658	N/A	1,133,731
	BR Health SCI Opport Port Fund - A	Registered Investment Company	134,987	N/A	3,490,755
	Allianz RCM Global Tech Fund -A	Registered Investment Company	35,208	N/A	1,435,071
	AM FNDS Europacific Growth Fund	Registered Investment Company	91,594	N/A	4,204,173
	GS High Yield Fund -A	Registered Investment Company	106,590	N/A	864,443
	Templeton Developing Markets Fund -A	Registered Investment Company	125,520	N/A	3,549,717
	GS Mid Cap Value Fund -A	Registered Investment Company	11,874	N/A	458,675
	Allianz CCM Mid Cap Fund	Registered Investment Company	105,677	N/A	2,620,789
	MFS Utilities Fund Class A	Registered Investment Company	69,535	N/A	1,134,124
	MFS Total Return Fund -A	Registered Investment Company	155,600	N/A	2,517,602
	Alger Smallcap Growth Fund -A	Registered Investment Company	296,219	N/A	1,928,387
	DWS S&P 500 Index Fund -S	Registered Investment Company	258,165	N/A	4,856,077
	Growth Fund of America -R3	Registered Investment Company	144,989	N/A	4,704,903
	DWS Moderate Allocation Fund -A	Registered Investment Company	153,596	N/A	1,915,347
	DWS Growth Allocation Fund -A	Registered Investment Company	7,798	N/A	116,580
	DWS Equity Partners Fund -A	Registered Investment Company	153,396	N/A	4,841,173
	DWS Core Fixed Income Fund -A	Registered Investment Company	238,807	N/A	2,552,851
	DWS Global Opportunities Fund -A	Registered Investment Company	22,336	N/A	927,612
	DWS Growth Plus Allocation Fund -A	Registered Investment Company	25,176	N/A	298,593
	DWS Dreman High Return Equity Fund -A	Registered Investment Company	94,412	N/A	4,847,116
*	Company Stock Pending Fund	Other Investments	N/A	N/A	41,765
*	Lithia Motors Inc. Common Stock	Other Investments	205,712	N/A	5,916,290
*	Participant Loans	Interest Rates (5.0% to 10.5%)	N/A	N/A	3,136,988

					$66,119,103

N/A - Cost is not applicable as these are participant directed investments.
* - Party in interest to the Plan

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 26, 2007	LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN TRUST

By: /s/ Linda Ganim
Linda Ganim, Trustee

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm